UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15019
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PEPSIAMERICAS, INC.
SALARIED 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PEPSIAMERICAS, INC.
4000 RBC Plaza, 60 South Sixth Street
Minneapolis, Minnesota 55402

REQUIRED INFORMATION
The PepsiAmericas, Inc. Salaried 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are included on pages F-2 through F-13 of this Form 11-K.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSIAMERICAS, INC. SALARIED 401(k) PLAN
Dated: June 11, 2009	By:	/s/ ANNE D. SAMPLE
Anne D. Sample
Executive Vice President, Human Resources

PepsiAmericas, Inc. Salaried 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental
Schedule as of December 31, 2008 together with Report of Independent Registered Public Accounting Firm

PepsiAmericas, Inc. Salaried 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Trust Committee of
     PepsiAmericas, Inc. Salaried 401(k) Plan
Minneapolis, Minnesota
We have audited the accompanying statements of net assets available for benefits of PepsiAmericas, Inc. Salaried 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ PLANTE & MORAN, PLLC
Elgin, Illinois
June 10, 2009

PepsiAmericas, Inc. Salaried 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets:
Plan interest in PepsiAmericas, Inc. Defined Contribution Master Trust	$258,692,491	$356,425,988
Participant loans	7,538,802	7,184,943

Total assets	266,231,293	363,610,931

Liabilities:
Expenses payable	93,379	38,499

Net Assets Available for Benefits, at Fair Value	266,137,914	363,572,432

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(195,698)	(1,017,236)

Net Assets Available for Benefits	$265,942,216	$362,555,196

The accompanying notes are an integral part of these financial statements.

PepsiAmericas, Inc. Salaried 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed To:
Net investment (loss) income from the PepsiAmericas, Inc.
Defined Contribution Master Trust	$(103,897,935)	$34,939,496
Interest income on participant loans	511,665	498,171
Contributions:
Participant:
Elective deferrals	16,359,587	14,555,681
Rollovers	1,343,647	1,618,410
Employer, net of forfeitures	16,262,740	14,428,796

Total additions, net	(69,420,296)	66,040,554

Deductions from Net Assets Attributed To:
Benefits paid to participants	26,352,771	35,884,419
Administrative expenses	251,916	123,176

Total deductions	26,604,687	36,007,595

Net (Decrease) Increase Before Plan Transfers	(96,024,983)	30,032,959

Transfers (To) From Other Plans, Net	(587,997)	547,586

(Decrease) Increase in Net Assets	(96,612,980)	30,580,545

Net Assets Available for Benefits:
Beginning of year	362,555,196	331,974,651

End of year	$265,942,216	$362,555,196

The accompanying notes are an integral part of these financial statements.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of the Plan

The following brief description of the PepsiAmericas, Inc. Salaried 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. (the “Company” or “Employer”) and those of its subsidiary companies which adopt the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions. Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 1 percent to 50 percent of base salary, in 1 percent increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6 percent limit (“Match Contributions”). The maximum amount of total annual pretax contributions by a participant is subject to limitations under the Internal Revenue Code (“IRC”). The Employer also contributes 2 percent of compensation for all eligible participants whether or not the participant makes periodic contributions to the Plan (“Pay-Based Contributions”). For participants who first performed one hour of service with the Employer prior to January 1, 2005, Match Contributions were made immediately upon the participant’s entry into the Plan and Pay-Based Contributions were made immediately upon the hiring of the employee. For participants who first performed one hour of service with the Employer on or after January 1, 2005, Match Contributions and Pay-Based Contributions do not begin until the employee performs six months of service with the Employer.

Participants may also make rollover contributions to the Plan, provided the amount represents an eligible rollover distribution under the IRC. Rollover contribution amounts are 100 percent vested and nonforfeitable at all times.

Forfeitures. Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or withdrawn from the Plan or to pay expenses of the Plan as determined by the Plan administrator. In the event a participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant’s account any previously forfeited amount used to reduce Employer contributions.

As of the year ended December 31, 2008 and 2007, forfeited nonvested accounts totaled $262,458 and $313,733, respectively.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Accounts. Contributions, loans, earnings, losses, and expenses are allocated to each participant’s account in accordance with the terms of the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options. Participants in the Plan have the right to direct the investment of their account balances and contributions into various investment options offered by the Plan’s Trust Committee. Investments of the Plan are held by Fidelity Management Trust Company (the “Trustee”), including an option to invest in the PepsiAmericas, Inc. Common Stock Fund.
Vesting. All participants are immediately vested in their voluntary contributions and actual earnings thereon. For participants who first performed one hour of service with the Employer prior to January 1, 2004, they are immediately vested in all Employer contributions and actual earnings thereon. For participants who first performed one hour of service with the Employer on or after January 1, 2004, they become vested in Employer contributions made to the plan and actual earnings thereon in accordance with the following vesting schedule:

Years of Vesting Service	Portion of Vested Employer Contributions

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%
Participants may also become fully vested in Employer contributions made to the Plan and actual earnings thereon upon termination of employment due to retirement, death or disability.
Payment of Benefits. On termination of service, a participant may elect to receive the vested value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, or periodic distributions of at least $500 not to exceed two distributions per year.
Expenses. External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Employer.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans. In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant’s vested account balance or $50,000. The loans bear interest at the prime rate in effect when the loans are requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

2.	Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition. The fair value of the Plan’s interest in the PepsiAmericas, Inc. Defined Contribution Master Trust (the “Master Trust”) is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions and allocated losses. The investments in the Master Trust are stated at fair value. The fully benefit-responsive investment contracts within the Master Trust are adjusted to contract value. Contract value represents investments at cost, plus accrued interest, less amounts withdrawn to pay benefits.

The Plan records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants. Benefits paid to participants are recorded when distributed.

Transfers (To) From Other Plans, Net. From time to time, participants in the Plan change roles and responsibilities within the Company and become eligible for other Company-sponsored plans. Accordingly, participant account balances are transferred between these Company-sponsored plans. During the year ended December 31, 2008, the Plan transferred $587,997 to the PepsiAmericas, Inc. Hourly 401(k) Plan, net of transfers from the PepsiAmericas, Inc. Hourly 401(k) Plan. During the year ended December 31, 2007, the Plan received $547,586 from the PepsiAmericas, Inc. Hourly 401(k) Plan, net of transfers to the PepsiAmericas, Inc. Hourly 401(k) Plan.

Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of interests in registered investment companies, common stock and investment contracts. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Plan’s financial statements.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
3.	Investment Contracts

The objective of the PepsiAmericas Stable Value Fund (formerly the RSP Fixed Income Fund) is to seek preservation of capital and provide a rate of return similar to market rates. To achieve this investment objective, the fund invests in certain types of high-quality fixed income securities and stable value common collective trust funds. The fund’s investment allocations are 50 percent common collective trust funds, 40 percent government securities and 10 percent corporate securities.

The fund invests in both traditional guaranteed investment contracts (“GICs”) and wrapper contracts with underlying securities, also known as synthetic GICs. In a traditional GIC, the contract issuer takes a deposit from the fund and purchases investments. The contract issuer is contractually obligated to repay the principal and a guaranteed rate of interest to the fund.

In a synthetic GIC, the underlying investments are held by the fund. The fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the term of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

The keys that could impact the future interest crediting rate for a wrapper contract include the following:
•	The level of market interest rates;

•	The amount and timing of participant contributions, transfers, and withdrawals from the wrapper contract;

•	The investment returns generated by the fixed income investments that back the wrapper contract; and

•	The duration of the underlying investments backing the wrapper contract.
The aggregate average yield of the investment contracts for the years ended December 31, 2008 and 2007 was 4.7 percent and 5.1 percent, respectively. The aggregate interest rate credited to participants for the investment contracts as of December 31, 2008 and 2007 was 4.9 percent and 4.7 percent, respectively.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
In certain circumstances, the amount withdrawn from the synthetic GICs would be payable at fair value rather than at contract value. These events include the following:
•	Termination of the Plan;

•	A material adverse change to the provisions of the Plan;

•	Withdrawal from the wrapper contract; and

•	A plan merger or spin-off where the terms of the successor plan do not meet the wrapper contract issuer’s criteria for issuance of a clone wrapper contract.
In the Plan administrator’s opinion, the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
4.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are invested in the Master Trust, which was established for the investment of assets of the Plan and another Company-sponsored retirement plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon average monthly balances invested by each plan. As of December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 75 percent for each respective date.

The following table presents the investments in the Master Trust as of December 31, 2008 and 2007:

	2008	2007

Investments at fair value:
Common stock:
PepsiAmericas, Inc.	$22,487,923	$31,498,451
Other	1,250,845	927,432
Collective investment trusts	48,856,649	63,880,832
Registered investment companies	180,822,143	290,685,538
Investment contracts	93,553,181	86,674,641

Total Master Trust investments, at fair value	346,970,741	473,666,894

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(280,193)	(1,480,618)

Total Master Trust investments	$346,690,548	$472,186,276

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table presents investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007:

	2008	2007

Net (depreciation) appreciation in fair value of investments:
Common stock	$(12,016,063)	$11,479,338
Collective investment trusts	(27,030,814)	4,257,883
Registered investment companies	(111,665,313)	6,741,147

	(150,712,190)	22,478,368

Interest and dividends	15,236,941	22,905,032

Total investment (loss) income	$(135,475,249)	$45,383,400

5.	Fair Value Measurements

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. Furthermore, SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect our own assumptions of market participant valuation (unobservable inputs).

In accordance with SFAS No. 157, the Plan is required to categorize its assets and liabilities, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy, as set forth below. If the inputs used to measure the assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Assets and liabilities recorded in the Statement of Net Assets Available for Benefits are categorized on the inputs to the valuation techniques as follows:

Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to assess at the measurement date. Examples include exchange-traded equity securities, publicly-traded mutual funds and U.S. Treasury bonds.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Level 2—Assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds which trade infrequently and over-the-counter traded instruments);

•	Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps); and

•	Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (examples include certain securities and derivatives).
Level 3—Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets	Observable	Unobservable
		for Identical	Inputs	Inputs
	December 31, 2008	Assets (Level 1)	(Level 2)	(Level 3)

Master Trust investments:
Common stock	$23,738,768	$23,738,768	$-	$-
Collective investment trusts	48,856,649	-	48,856,649	-
Registered investment companies	180,822,143	180,822,143	-	-
Investment contracts	93,553,181	-	93,553,181	-

Total Master Trust investments	346,970,741	204,560,911	142,409,830	-

Non-Master Trust investments:
Participant loans	$7,538,802	$-	$-	$7,538,802
Common stock. Investments in common stock are priced based on market prices at the close of business on December 31, 2008. Investments traded on the New York Stock Exchange (“NYSE”), NASDAQ or American Stock Exchange (“AMEX”) are considered Level 1 investments.

Collective investment trusts. Collective investment trusts are trusts for the collective investment and reinvestment of assets contributed by employee benefit plans maintained by more than one plan. The trusts are indexed to major securities indices (e.g. Standard & Poor’s (“S&P 500”), Wilshire 4500, MSCI EAFE, etc.). Pricing is performed daily based on changes in the related index. The trusts are not exchange-traded, and therefore they have been classified as Level 2 investments.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Registered investment companies. As of December 31, 2008, registered investment companies consisted of mutual funds and exchange-traded funds. All mutual funds and exchange-traded funds that were priced based on the published mutual fund Net Asset Value (“NAV”) at the end of business on December 31, 2008 are considered Level 1 investments. Any investments in closed-end mutual funds or investment trusts are considered Level 2 investments.

Investment contracts. Investment contracts consisted of a fixed income investment portfolio that invests in U.S. domestic fixed income securities (bonds) and a “wrap contract” issued by high-quality financial institutions. The fair value of these investment contracts were based on discounting related cash flows utilizing current yields of similar investments with comparable durations. Investment contracts are considered Level 2 investments.

Participant loans. Participants loans are valued at amortized cost, which approximates fair value.

The table below summarizes the change in the fair value of level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$7,184,943
Issuances, repayments and settlements, net	353,859

Balance as of December 31, 2008	$7,538,802

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receipt of the letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

PepsiAmericas, Inc. Salaried 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
7.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$265,942,216	$362,555,196

Adjustment from contract value to fair value for interest in PepsiAmericas, Inc. Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	195,698	1,017,236

Net assets available for benefits per the Form 5500	$266,137,914	$363,572,432

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and at contract value in the financial statements. The investment loss on the Form 5500 for the year ended December 31, 2008 was $821,538 higher than the investment loss recorded in the financial statements. Investment income on the Form 5500 for the year ended December 31, 2007 was $1,528,034 higher than the investment income recorded in the financial statements.

8.	Party-in-interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Services, Inc., an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Plan also allows investment in PepsiAmericas, Inc. Common Stock, which is a party-in-interest transaction exempt from prohibition by ERISA.

PepsiAmericas, Inc. Salaried 401(k) Plan
EIN 13-6167838, Plan Number 002
Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description	Cost	Current Value

*	Participant loans	Interest rates from 4.0% to 9.5%	-	$7,538,802

*	Represents a party-in-interest to the Plan.

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm